[redacted]

SEC 05037996 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 25644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage of Texas, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3701 W. Waco Drive
(No. and Street)

Waco	Texas	76710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy R. Kohn, Managing Principal (254) 759-3718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd & Therrell, P.C.
(Name – *if individual, state last, first, middle name*)

5400 Bosque, 5th Floor	Waco	Texas	76710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy R. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage of Texas, Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

DIANNE SUE STONE
Notary Public
STATE OF TEXAS
My Commission
Expires 05/27/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage of Texas, Ltd.

(A Subsidiary of Chase Financial Corp.)
Financial Statements and
Supplemental Information
December 31, 2004 and 2003
(With Independent Auditors' Report Thereon)

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Table of Contents

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

Independent Auditors' Report

The Board of Directors
Investors Brokerage of Texas, Ltd.:

We have audited the accompanying statements of financial condition of Investors Brokerage of Texas, Ltd. (the Partnership), a subsidiary of Chase Financial Corp., as of December 31, 2004 and 2003 and the related statements of income (loss), changes in partners' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Brokerage of Texas, Ltd., a subsidiary of Chase Financial Corp., at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

January 31, 2005

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Financial Condition

December 31, 2004 and 2003

		2004	2003
Assets			
Cash and cash equivalents	$	82,693	46,000
Deposit with clearing organization		150,000	150,000
Accounts receivable:			
Commissions from clearing organization		28,905	31,908
Affiliate		-	16,376
Income tax receivable from affiliate		-	343
Other assets		16,701	14,940
	$	278,299	259,567
Liabilities and Equity			
Payable to affiliates	$	33,171	46,082
Payable to others		10,000	-
Income tax payable to affiliate		3,074	-
Total liabilities		46,245	46,082
Equity:			
Partners' equity		232,054	213,485
Total equity		232,054	213,485
	$	278,299	259,567

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Income (Loss)

Years Ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Commissions	$ 477,573	512,791
Interest	27,020	34,706
Trading discount	4,578	4,217
Other	7,753	928
Total revenue	516,924	552,642
Expenses:		
Employee compensation, commissions and benefits	323,836	369,467
Communications	23,249	30,032
Occupancy and equipment	48,000	68,000
Professional fees	9,974	6,184
Clearance fees	37,279	36,698
Other operating expenses	47,601	57,604
Total expenses	489,939	567,985
Income (loss) before income taxes	26,985	(15,343)
Current income taxes (benefit)	8,416	(4,516)
Net income (loss)	$ 18,569	(10,827)

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Changes in Partners' Equity

Years Ended December 31, 2004 and 2003

Balance, January 1, 2003	$ 224,312
Net loss	(10,827)
Balance, December 31, 2003	213,485
Net income	18,569
Balance, December 31, 2004	$ 232,054

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 18,569	(10,827)
Adjustments to reconcile net loss to net cash provided by operations:		
Changes in assets and liabilities:		
Decrease (increase) in commissions receivable	3,003	(16,670)
Decrease affiliate receivable	16,376	-
(Increase) decrease in other assets	(1,761)	2,121
Decrease in income taxes receivable from affiliate	3,417	10,483
Increase in payable to others	10,000	-
(Decrease) increase in payable to affiliate	(12,911)	19,946
Net cash provided by operating activities	36,693	5,053
Net increase in cash and cash equivalents	36,693	5,053
Cash and cash equivalents at beginning of year	46,000	40,947
Cash and cash equivalents at end of year	$ 82,693	46,000

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

Years Ended December 31, 2004 and 2003

Subordinated liabilities, January 1, 2003	$ -
Changes	-
Subordinated liabilities December 31, 2003	-
Changes	-
Subordinated liabilities December 31, 2004	$ -

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements

December 31, 2004 and 2003

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

The accompanying financial statements include only the accounts of Investors Brokerage of Texas, Ltd. (the Partnership). The general partner (.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.Com, Inc. Insurors.Com, Inc. is wholly owned by Chase Financial Corp. The Partnership serves as an investment broker-dealer, with the majority of its customers located in the central and south Texas areas.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Southwest Securities in Dallas, Texas.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a settlement date basis, which is not materially different from a trade date basis.

(c) Income Taxes

The Partnership and its affiliates are included in the consolidated federal income tax return filed by the parent company. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from its affiliates. The amount of income tax expense differs from the amount that would result from applying statutory tax rates to income before income taxes because of certain expenses that are not fully deductible for tax purposes and the effect of the surtax exemption which has been allocated to the parent company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Partnership is not subject to state franchise taxes.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(c) Income Taxes (continued)

liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Cash Equivalents

For purposes of the statements of cash flows, the Partnership considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(e) Advertising Expense

The Partnership expenses the costs of advertising as incurred. Advertising expense for 2004 and 2003 totaled $3,876 and $3,331, respectively.

(f) Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Retirement Plan

The Partnership participates in the retirement plan (the Plan) of a related company which covers substantially all employees. The Plan has a 401(k) provision which allows employees with at least one year and 1,000 hours of service to make contributions. Employee contributions can be matched up to 5% at the discretion of the Partnership. However, the Partnership did not match any of the employee contributions for the 401(k) plan for the year ended December 31, 2004. The Partnership did make discretionary contributions for the ESOP plan for the year ended December 31, 2004. For the years ended December 31, 2004 and 2003, the Partnership made total discretionary contributions of $4,432 and $14,076, respectively.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(3) Regulatory Requirements

The Partnership, an investment broker, is subject to the Securities and Exchange Commission, Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net regulatory capital and a certain ratio of aggregate indebtedness to net regulatory capital. The Partnership carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $50,000 under Rule 15c3-1(a)(2). At December 31, 2004, the Partnership had net regulatory capital of $213,750.

(4) Related Party Transactions

A related entity, Insurors Opportunity, Ltd., provides various office space, accounting services and payroll processing and pays all employees and other miscellaneous services for the Partnership. Following is a summary of the major expenses related to services performed by Insurors Opportunity, Ltd.:

	2004	2003
Rent expense	$ 48,000	68,000
Payroll, commissions and related expenses	323,835	369,467

(5) Supplemental Cash Flow Information

The Partnership paid $5,000 to one of its affiliates for income taxes in 2004.

Supplemental Information

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2004

The Partnership claims exemption under Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2004

The Company claims exemption under Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation and Reconciliation of Net Capital and Computation of Basic Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net capital:	
Equity, as reported on Form X-17A-5, Part II	$ 232,054
Deductions:	
Non-allowable assets - other assets	(16,701)
Net capital	$ 215,353
Aggregate indebtedness, as reported on the accompanying financial statements	$ 46,245
Minimum net capital required	$ 50,000
Net capital in excess of requirements	165,353
Net capital	$ 215,353
Ratio aggregate indebtedness to net capital	.21:1

See accompanying independent auditors' report.